Filed pursuant to Rule 424(b)(3)

Registration No. 333-179460

PROSPECTUS SUPPLEMENT NO. 2
to Prospectus declared
effective on May 10, 2012
(Registration No. 333-179460)
TWIN CITIES POWER HOLDINGS, LLC

This Prospectus Supplement No. 2 supplements our Prospectus declared effective May 10, 2012, as previously supplemented on May 10, 2012 by an interest rate supplement (the “Prospectus”).

You should read this Prospectus Supplement No. 2 together with the Prospectus.

This Prospectus Supplement No. 2 includes the attached Current Report on Form 8-K of Twin Cities Power Holdings, LLC as filed by us with the Securities and Exchange Commission on May 15, 2012.

The information contained herein, including the information attached hereto, supplements and supersedes, in part, the information contained in the Prospectus.  This Prospectus Supplement No. 2 should be read in conjunction with the Prospectus, and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 2 supersedes the information contained in the Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement No. 2 is May 15, 2012.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) May 15, 2012

TWIN CITIES POWER HOLDINGS, LLC

(Exact Name of Registrant as Specified in Charter)

Minnesota		27-1658449
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

16233 Kenyon Ave., Suite 210, Lakeville, Minnesota	55044
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (952) 241-3103

n/a

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐    Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.             Results of Operations and Financial Condition.

On May 15, 2012, Twin Cities Power Holdings, LLC (“TCPH”) issued a press release regarding its financial results for the year ended December 31, 2011 and guidance for 2012. A copy of the press release is attached as Exhibit 99.1 hereto.

Item 9.01.             Financial Statements and Exhibits.

(d) Exhibits

99.1           Press Release

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2012	By	/s/ Wiley H. Sharp III
Wiley H. Sharp III
	Its	Vice President-Finance and Chief Financial Officer

3

Exhibit 99.1

16233 Kenyon Ave, Suite 210
Lakeville MN 55044
952-241-3103 main • 952-898-3571 fax

May 15, 2012	PRESS RELEASE

TCPH Reports Financial Results for 2011; Announces Guidance for 2012

•                  Comprehensive income up 108.8% to $11.3 million on modest decrease in revenues to $42.7 million

•                  Expect weather-driven 2012 revenues to approximate $20 - $25 million with comprehensive income of $5 - $6 million

LAKEVILLE, MN — Twin Cities Power Holdings, LLC (“TCPH” or the “Company”) today announced its financial results for the year ended December 31, 2011 and guidance for 2012.

2011 Financial Results

Total revenues for the year ended December 31, 2011 were $42,713,000 compared to $44,305,000 for 2010, a decrease of $1,592,000 or 3.6%. Although our average trading capital balances decreased by $8,322,000, or 22.6%, to $28,423,000 for 2011 from $36,746,000 in 2010, our revenue decreased only slightly due to a more efficient use of capital. During 2011, the mix between physical power and financial electricity was dominated by financial electricity which requires significantly less capital to trade. In 2011, 94% of the power we traded was financial, compared to 90% in 2010.

For 2011, operating income totaled $14,734,000, up 2.1% from $14,435,000 in 2010. Comprehensive income (net income after foreign currency translation adjustments) reached $11,313,000, up 108.8% from $5,419,000 in 2010, primarily due to a 57.8% decrease in interest expense from $7,172,000 in 2010 to $3,028,000 in 2011. The ratio of earnings to fixed charges increased from 1.86 times in 2010 to 4.66 times in 2011.

At year-end 2011, our liquidity, including cash, trading accounts and deposits, and trade receivables, improved to 92.5% of our total assets, compared to 90.1% at December 31, 2010. Our leverage, as measured by the percentage of debt to total assets, also decreased to 54.6% from 60.5% at year-end 2010 and our debt-to-equity ratio also improved from 38.54 times to 3.36 times.

“Overall, we are pleased with our results in 2011. Generally speaking, our greatest opportunities for profitable trades occur during periods of price volatility. This volatility is caused by production disruptions, weather, and other changes that affect supply or demand. When prices are less volatile, we tend to have fewer trading opportunities. Seasonally, we tend to make most of our money in the winter and summer months when unexpectedly cold or warm weather can cause prices to spike” said Tim Krieger, Chief Executive Officer. “I would say that market conditions in both 2010 and 2011 were fairly typical. Both years were about 11% hotter than normal as measured by the number of cooling degree-days. With respect to heating degree-days, 2010 was about 2% colder than normal and 2011 was about normal.”

“In 2011, the benchmark PJM West Hub On-Peak wholesale electricity price to which much of our trading is keyed averaged $51.80/MWh with a coefficient of variation(1) of 17.7%, down from $55.06 and 23.5% in 2010. The Henry Hub natural gas spot price to which PJM West Hub is highly correlated averaged $4.00/MMBtu in 2011, with a coefficient of variation of 11.5%, down from $4.39 and 15.4%, respectively, in 2010,” stated Mr. Krieger.

“Organizationally, in February 2011, we downsized our Calgary office, reducing headcount from twelve to two. Although we are involved in on-going litigation with certain of our former Canadian employees, we have considerably reduced our financial risk and capital requirements as a result. In November, we settled with HTS, which has also added to our financial stability”, said Mr. Krieger.

2012 Guidance

“While we still expect to earn $5 to $6 million in 2012 on $20 to $25 million of revenues, we just won’t earn as much as we did last year unless some truly extraordinary events occur”, continued Mr. Krieger. “Wholesale energy market conditions year-to-date have been characterized by exceptionally mild weather and natural gas prices that are near 10 year lows, a combination that reduces both the level and volatility of wholesale electricity prices. We just haven’t had the trading opportunities in 2012 that we normally do.”

Mr. Krieger continued, “For example, on March 31, considered to be the end of winter for the natural gas market, the Henry Hub spot price approached $2.00/MMBtu and on April 18, it hit $1.87/MMBtu. Storage levels were more than 60% above the 5-year average for the week ending March 30. Population-weighted heating degree-days ranged between 13% and 36% below normal from November 2011 to March 2012. With respect to electricity markets, the average for PJM West Peak during the first 11 weeks of the year was $36.02/MWh with a coefficient of variation of 10.5%, compared to $59.19/MWh and 20.5% for the same period in 2011.”

(1)  The coefficient of variation is equal to the standard deviation divided by the average.

Twin Cities Power Holdings, LLC & Subsidiaries
	For/at years ended Dec 31,
U.S. dollars in thousands	2011	2010
	audited	audited
Statement of Operations Data
Net revenue	42,713	44,305
Total operating expenses	27,979	29,870

Operating income (loss)	14,734	14,436

Interest expense	(3,028)	(7,172)
Interest income	60	33
Other income (expense), net	(87)	(1,003)

Income (loss) before taxes	11,680	6,294

Tax provision (benefit)	458	748

Net income (loss)	11,222	5,546

Foreign currency translation adjustment	91	(127)

Comprehensive income (loss)	11,313	5,419

Ratio of earnings to fixed charges (1)	4.66x	1.86x

Balance Sheet Data
Cash	971	3,854
Trading accounts & deposits	15,834	36,188
Receivables - trade	614	9,575
Prepaid expenses & other	750	4,803

Total current assets	18,170	54,420

Equipment & furnishings, net	670	637

Total assets	18,839	55,057

Payables - trade	878	9,090
Income taxes payable	476	493
Accrued expenses & other	4,134	11,314
Notes payable, demand & current	6,402	33,295

Total current liabilities	11,891	54,192

Long term debt	3,886	—

Total liabilities	15,777	54,192

Members’ equity	2,439	389
Notes receivable, members	—	(240)
Accumulated comprehensive income	624	715

Total equity	3,063	864

Total liabilities & equity	18,839	55,057

Liquidity, percent of total assets	92.5%	90.1%
Debt to equity ratio	3.36x	38.53x

(1) - “Fixed charges” include interest expense plus one-third of operating lease rental expense as reported in the footnotes to our financial statements to approximate the interest component attributable to such rent expense, with the remaining two-thirds considered to be depreciation.

(2) - “Liquidity” includes cash, trading accounts & deposits, and trade receivables.

About Twin Cities Power Holdings, LLC

Twin Cities Power Holdings, LLC is a Minnesota limited liability company that serves as a holding company for three wholly owned subsidiaries - Twin Cities Power, LLC, Cygnus Partners, LLC, and Twin Cities Energy, LLC. The Company trades electricity and other energy commodities in wholesale markets which are regulated by the Federal Energy Regulatory Commission as well as other energy-related derivative contracts on exchanges regulated by the Commodity Futures Trading Commission. The Company is also authorized by the U.S. Department of Energy to export electricity to Canada and holds an electricity export permit from the National Energy Board of Canada and an electricity wholesaler license from the Ontario Energy Board. In general, the Company’s trading activities are characterized by the acquisition of electricity or other energy-related commodity at a given location and its delivery to another. Financial transactions settle in cash in an amount equal to the difference between the purchase and sale prices, while physical transactions are settled by the delivery of the commodity itself. The Company expects very few physical power transactions in 2012.

TCPH is headquartered at 16233 Kenyon Ave, Suite 210, Lakeville, MN 55044, telephone 952-241-3103. In addition to its headquarters, it also operates from five other locations — East Windsor, NJ; Tulsa, OK; Carlsbad, CA; Calgary, AB; and Newton, PA. More information about the Company is available on the Company’s website at www.twincitiespower.com.

Forward Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by words such as: “may”, “will”, “expect”, “anticipate”, “believe”, “estimate” “continue”, “predict”, or other similar words making reference to future periods. Forward-looking statements appear in a number of places in this press release, including the paragraphs entitled “2012 Guidance”, and include statements regarding our intent, belief, or current expectation about, among other things, trends affecting the markets in which we operate, our business, financial condition, and growth strategies. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those predicted in the forward-looking statements as a result of various factors, including but not limited to those set forth in the “Risk Factors” section of the prospectus incorporated into our Form S-1 as filed with the Securities and Exchange Commission, as well as general economic conditions, including inflation rates, monetary fluctuations and their impact on the ability of the Company to obtain financing on favorable terms; business conditions in the energy industry, including the risk of a slowdown in the U.S. economy or delay in growth recovery; trade, fiscal, taxation and environmental policies in areas where the Company has a financial interest; unusual weather; effects of geopolitical events, including war and acts of terrorism; state, federal and foreign legislative and regulatory initiatives that affect energy markets; costs and other effects of legal and administrative proceedings, settlements, investigations and claims; actions by regulatory bodies impacting our operations; financial or regulatory accounting policies imposed by regulatory bodies; availability or cost of capital; employee work force factors; and the other risk factors listed from time to time by the Company in reports filed with the Securities and Exchange Commission.

If any of the events described in “Risk Factors” occur, they could have a material adverse effect on our business, financial condition, and results of operations. When considering forward-looking statements, you should keep these risk factors, as well as the other cautionary statements in the Form S-1, the associated prospectus, and prospectus supplements, in mind. You should not place undue reliance on any forward-looking statement. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise after the date of this press release.

Non-GAAP Financial Measures

TCPH’s press releases and other communications may include certain non-Generally Accepted Accounting Principles (“GAAP”) financial measures. A “non-GAAP financial measure” is defined as a numerical measure of a company’s financial performance, financial position, or cash flows that excludes, or includes, amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with GAAP in the company’s financial statements.

Non-GAAP financial measures utilized by the Company include presentations of liquidity measures and debt-to-equity ratios. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and enables investors and analysts to more accurately compare the Company’s ongoing financial performance over the periods presented.

Investor Relations Contact

Wiley H. Sharp III

VP-Finance & CFO

952-241-3105

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